Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 9, 2016 relating to the

Preliminary Prospectus Supplement dated May 9, 2016

to Prospectus dated October 27, 2015

Registration Statement No. 333-207628

Pricing Term Sheet

$500,000,000 2.400% Senior Notes due 2023

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Ratings*:	Moody’s: Baa2 (stable) S&P: A- (stable) Fitch: BBB (stable)

Trade Date:	May 9, 2016

Settlement Date:	T+5; May 16, 2016

Principal Amount:	$500,000,000

Maturity Date:	May 15, 2023

Coupon:	2.400%

Benchmark Treasury:	1.625% due April 30, 2023

Benchmark Treasury Price and Yield:	100-23 / 1.516%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	2.416%

Price to Public:	99.898% of face amount

Net Proceeds (before expenses):	$496,365,000

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2016.

Redemption Provisions:	The Notes are redeemable at any time prior to March 15, 2023 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Prospectus Supplement). The Notes are redeemable on or after March 15, 2023 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

CUSIP/ISIN:	94106L BD0 / US94106LBD01

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.

Co-Managers:	Scotia Capital (USA) Inc. PNC Capital Markets LLC Comerica Securities, Inc. Drexel Hamilton, LLC Siebert Brandford Shank & Co., L.L.C.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Citigroup Global Markets Inc. toll-free at 1-800-831-9146; (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; or (3) Mizuho Securities USA Inc. toll-free at 1-866-271-7403.

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